               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                  U.S. MEDICAL PRODUCTS, INC.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                          90336P100
                       (CUSIP Number)

                      David A. Persing
                      767 Third Avenue
                     New York, NY  10017
                       (212) 888-5500
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       July 9, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on  Sched-
ule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]

Check the following box if a fee is being paid with the
statement.                                                    [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON                  Pengo Industries

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ___________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       N.A.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION                Texas
__________________
                  |    7.   SOLE VOTING POWER          - 0 -
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     - 0 -
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%


14.  TYPE OF REPORTING PERSON                           CO.

          *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON      Smith Management Company, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ___________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       N.A.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION              New York
__________________
                  |    7.   SOLE VOTING POWER          - 0 -
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     - 0 -
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%


14.  TYPE OF REPORTING PERSON                           CO.

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON           Durian Securities, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ___________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
__________________
                  |    7.   SOLE VOTING POWER       30,268,808
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER  30,268,808
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                               30,268,808

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  90.4%


14.  TYPE OF REPORTING PERSON                           CO.

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

          This Schedule 13D relates to shares of common Stock, no par value (the "Common Stock") of U.S. Medical Products, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 12201 Technology Boulevard, Suite 100, Austin, Texas 78727.


Item 2.     Identify and Background

         This Statement is filed by the following reporting persons:

     A. Smith Management Company, Inc. ("Smith Management or the Investor"). Smith Management is a New York corporation having its principal business offices at 885 Third Avenue, New York, New York 10022. Smith Management's principal business is making investments.

     B. Pengo Industries, Inc. ("Pengo Industries"). Pengo Industries is a Texas corporation having its principal business offices at 710 Zwissig Way, Union City, California 94587. Pengo Industries' principal business is serving as a holding company.

     C.   Durian Securities, Inc. ("Durian").  Durian is a New
York corporation having its principal business offices at 885
Third Avenue, New York, New York 10022. Durian's principal business is making investments.

     The following persons are not reporting persons but are identified as they are executive officers or directors of a reporting person:

     A.   John W. Adams.  Mr. Adams has his business address at
885 Third Avenue, New York, New York 10022. His principal employment is as the President of Smith Management.

     B.   Jeffrey A. Smith.  Mr. Smith's business address is 885
Third Avenue, New York, New York 10022. Mr. Smith's principal employment is as Executive Vice President of Smith Management.

     C. Caleb S. Smith. Mr. Smith's principal business address is 885 Third Avenue, New York, New York 10022.

     None of the individuals or entities identified above, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All natural persons are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

The original Report on Schedule 13D provided:

     The source of the funds which have been provided by the Investor to the Issuer is the Investor's working capital. The aggregate funds provided by the Investor to the Issuer through the date hereof is $340,000.00.

The First Amendment to Schedule 13D aupplemented this Item as follows:

     Since February 17, 1995, the date of the Investor's most recent filing on Schedule 13D with respect to the Issuer, the Investor has loaned additional funds to the Issuer and purchased shares of the Issuer's Common Stock for cash, bringing the total amount of funds provided by the Investor to the Issuer through the date hereof to $2,199,000.00, all of which has been drawn from the Investor's working capital.

The Third Amendment to Schedule 13D supplemented this Item as follows:

     On February 22, 1996 Durian acquired from Smith Management
(i) 3,690,066 shares of Common Stock for consideration of $1,291,523.10 (or $0.35 per share), (ii) 6,778,902 Class A
Warrants for consideration of $1.00, and (iii) a Convertible Note convertible into 9,307,994 shares of Common Stock (the
"Convertible Note") for consideration of $3,268,585.90. The source of the funds paid by Durian to Smith Management is Durian's working capital.

Item 4.   Purpose of Transaction.

The original statement on Schedule 13D provided:

    The transaction will occur in two stages. Pursuant to the first stage, the Investor will advance the sum of $750,000.00 to the Issuer against receipt of the Issuer's promissory note (the "Initial Note") in the amount of $750,000.00. The Initial Note shall (a) bear interest at 10% per annum until maturity, (b) mature on April 10, 1995, (c) be convertible at any time in whole or part into Common Stock and Class A common stock purchase warrants (the "Warrants") on the basis of 2.704 shares of Common Stock and 5.897 Warrants (subject to anti-dilution adjustments) for each $1.00 of unpaid principal on the Initial Note and (d) be secured by a first lien on all of the assets and properties of the Issuer.

     Pursuant to the second stage of the transaction, which will occur within five business days following approval by the Issuer's shareholders of an amendment to the Issuer's certificate of incorporation increasing its authorized Common Stock, the Investor will, subject to the satisfaction of the conditions contained in the Funding Agreement dated February 9, 1995 between the Issuer and the Investor (the "Funding Agreement"), (i) purchase 1,083,172 shares of Common Stock and 1,474,152 Warrants for cash consideration totaling $250,000.00, and (ii) refinance the Initial Note and advance the Issuer the additional sum of $2,000,000 under a new promissory note of the Issuer (the "Permanent Note") in the aggregate amount of $2,750,000.00, plus the amount of accrued interest under the Initial Note, which shall (a) bear interest at 10% per annum until maturity, (b) mature two years after issuance, (c) be convertible at any time in whole or part into Common Stock and Warrants on the basis of
4.332 shares of Common Stock and 5.897 Warrants (subject to anti-dilution adjustments) for each $1.00 of unpaid principal of the
Permanent Note and (d) be secured by a first lien on all of the assets and properties of the Issuer. If the Permanent Note is converted and all of the Issuer's options and warrants are exercised the Investor will own approximately eighty percent (80%) of the equity of the Issuer.

     Pursuant to the Funding Agreement the Issuer will cause three representatives designated by the Issuer to be appointed to the Issuer's Board of Directors at or prior to the closing of the second stage of the transaction. Pending the closing of the second stage of the transaction the Investor shall have the right to have a representative of the Investor attend any meetings of the Issuer's Board of Directors.

     The Investor intends to review its investment in the Issuer on a continuing basis and will take such actions as it deems appropriate to preserve and enhance the value of its investment. Depending upon the Investor's evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), the Investor reserves the right to convert or not to convert the Initial Note and/or the Permanent Note into Common Stock and Warrants, to acquire additional shares of Common Stock or Warrants, to dispose of the Initial Note or the Permanent Note or to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Investor. Except as set forth in this
Item 4, the Investor has no present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Second Amendment to Schedule 13D supplemented this Item as follows:

     The Investor has made a proposal ("the "Proposal") to the Company's Board of Directors pursuant to a letter dated November 15, 1995 (the "Proposal Letter"). The Proposal Letter provides that the Investor and a newly-formed Texas corporation to be wholly-owned by the Investor ("Merger Sub") would enter into a merger agreement with the Company pursuant to which Merger Sub would merge into the Company. As a result of the merger, the Investor would acquire complete ownership of the Company, the Company's common stock would cease to be publicly traded and its former shareholders (other than the Investor) would have no further interest in, or rights as shareholders of, the Company. Each share of the Company's issued and outstanding common stock, excluding shares held by the Investor or by shareholders of the Company who properly exercise their dissenters rights under
Article 5.12 of the Texas Business Corporation Act, would be converted into the right to receive $0.35 in cash (the "Merger Price"). In addition, each stock option and warrant outstanding on the effective date of the merger would be canceled, and each option or warrant with an exercise price per share less than the Merger Price would be entitled to receive an amount equal to the difference between the Merger Price and the exercise price for such securities. The Proposal Letter further provides that the merger would be subject to a number of conditions and that the Proposal shall not constitute a legally binding agreement until the execution of a definitive merger agreement.

The Third Amendment on Schedule 13D supplemented this Item as follows:

     In order to effectuate the Proposal, the Issuer, Smith Management and Smith Acquisition Corp. entered into an Agreement and Plan of Merger dated December 13, 1995 (the "Merger Agreement"). On February 28, 1996 the Merger Agreement was terminated. Attached hereto in response to Item 7 are the Termination Agreement dated February 28, 1996 and the Press Release issued February 29, 1996.

     On February 29, 1995 Durian converted the Convertible Note. As a result of the conversion, Durian acquired 9,307,994 shares of Common Stock and 10,492,046 Class A Warrants. After giving effect to the conversion, Durian owns 80% of the outstanding Common Stock.

     Durian intends to review its investment in the Issuer on a continuing basis and will take such actions as it deems appropriate to preserve and enhance the value of its investment. Depending upon Durian's evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), Durian reserves the right to acquire additional shares of Common Stock or Class A Warrants, to dispose of shares of Common Stock or Class A Warrants or to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by Durian. Except as set forth in this
Item 4, Durian has no present plans or proposals which relate to or would result in any matter of the type described in clauses
(a) through (j) of Item 4 of Schedule 13D.

The Fourth Amendment on Schedule 13D supplements this Item as follows:

     Durian has entered into negotiations with third parties to sell the entirety of its equity and debt interests in the Issuer.
There are no assurances that any such sale will be consummated.


Item 5.  Interest in Securities of the Issuer.

     (a) Neither Smith Management nor Pengo Industries owns any shares of Common Stock or Class A Warrants. Durian owns 12,997,860 shares of Common Stock, constituting 80% of the outstanding Common Stock, and 17,270,948 Class A Warrants. If Durian exercised the Class A Warrants it would acquire an additional 17,270,948 shares of Common Stock and would own an aggregate of 30,268,860 shares of Common Stock, constituting 90.4% of the outstanding Common Stock.

     (b) There have been no transactions by any of the reporting persons in the issuer's common stock during the last sixty days.

     (c)  Not applicable.

     (d)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer other than the Funding Agreement. The Funding Agreement is described in Item 4 above and is furnished as an Exhibit pursuant to Item 7 below.


Item 7.   Material to be Filed as Exhibits.

          Funding Agreement        (Filed as an Exhibit - the
                                   original Report on Schedule
                                   13D)

          Proposal Letter          (Filed as an Exhibit to the
                                   Second Amendment to Schedule
                                   13D)

          Termination Agreement    (Filed as an Exhibit to the
                                   Third Amendment to Schedule
                                   13D)

          Press Release            (Filed as an Exhibit to the
                                   Third Amendment to Schedule
                                   13D)


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


                              PENGO INDUSTRIES, INC.



Dated:  July 9, 1996          By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Vice President


                              SMITH MANAGEMENT COMPANY, INC.



Dated:  July 9, 1996          By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Vice President


                              DURIAN SECURITIES, INC.


Dated:  July 9, 1996          By:  DAVID A. PERSING
                                  _______________________________

                                   Name:  David A. Persing
                                   Title: Vice President